Filed Pursuant to Rule 433

Registration Statement No. 333-186548

Pricing Term Sheet

October 22, 2013

Union Pacific Corporation

4.750% Notes due 2043

Issuer:	Union Pacific Corporation

Size:	$500,000,000

Maturity:	December 15, 2043

Coupon:	4.750%

Price to Public:	99.958% of face amount

Yield to Maturity:	4.752%

Spread to Benchmark Treasury:	+110 basis points

Benchmark Treasury:	UST 2.875% due May 15, 2043

Benchmark Treasury Yield:	3.652%

Interest Payment Dates:	June 15 and December 15, commencing on June 15, 2014

Redemption Provisions:

Make-Whole Call:	At any time prior June 15, 2043 at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points plus accrued and unpaid interest to the date of repurchase.

Par Call:	At any time on or after June 15, 2043 at 100% plus accrued and unpaid interest to the date of repurchase.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	October 22, 2013

Settlement Date:	October 25, 2013 (T+3)

CUSIP / ISIN:	907818 DU9 / US907818DU90

Denominations:	$1,000 x $1,000

Ratings (Moody’s / S&P):	Baa1 / A-

Underwriters:	Joint Book-Running Managers:
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC

Senior Co-Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
BNY Mellon Capital Markets, LLC
Mizuho Securities USA Inc.
Loop Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.